Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Magda El Guindi-Rosenbaum

202.739.5778

mer@morganlewis.com

June 27, 2008

Via EDGAR Correspondence

Mr. James O’Connor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Multistate Trust II (the “Trust”)

File Nos. 333-14729 and 811-07755

Dear Mr. O’Connor:

This letter responds to your oral comments received on June 20, 2008 regarding the Trust’s Post-Effective Amendment No. 18 filed pursuant to Rule 485(a) under the Securities Act of 1933 on April 29, 2008. The following summarizes your comments and the Trust’s responses.

Comment 1: For those series of the Trust that are non-diversified, please expand the description of “non-diversified” in the principal risk summary section by specifying that more than 5% of the series’ assets may be invested in a single issuer.

Response: The requested disclosure has been added to the section titled “How We Manage Your Money – What the Risks Are,” rather than to the principal risk summary section.

Comment 2: For those series of the Trust that are subject to a contractual expense limitation, how long will the limitation be in place?

Response: Unless indicated otherwise in the relevant footnote to the fee table, the contractual expense limitation has no termination date.

Comment 3: Confirm supplementally that the relevant fee table would reflect the effect of the waivers should the expenses of a series of the Trust hit the expense cap.

Mr. James O’Connor

June 27, 2008

Response: In the event that a series’ expenses reach the expense cap, the fee table would specify the amount of expenses waived and the resulting net operating expense figure.

Comment 4: If a series of the Trust may invest up to 15% of its assets in inverse floating rate securities, please add risk disclosure regarding such securities to the principal risk summary section for that series.

Response: The requested disclosure has been added. In addition, disclosure regarding the risks associated with inverse floating rate securities has been added to the section “How We Manage Your Money – What the Risks Are.”

Comment 5: Confirm supplementally that the information regarding the insured series of the Trust has been updated in response to current market conditions.

Response: The investment strategies of the insured series of the Trust have been revised to reflect current market conditions.

Comment 6: Please add disclosure to the principal risk summary section alerting shareholders that an investment in a series of the Trust may subject them to the alternative minimum tax.

Response: The requested disclosure has been added. In addition, such disclosure has been added to the section “How We Manage Your Money – What the Risks Are.”

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at (202) 739-5778 or Kevin McCarthy of Nuveen at (312) 917-6899.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

c: Kevin McCarthy

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